SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Configuration of Boeing 737 MAX-8, Combining Operating Cost Reductions and Improved Customer Experience

São Paulo, March 28, 2017 – GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”), (NYSE: GOL and BM&FBOVESPA: GOLL4), Brazil's largest domestic airline, announces today the use of new cabin and seats technologies to configure its fleet of new Boeing 737 MAX-8 aircraft and reconfigure its fleet of Boeing 737-800 Next Generation (NG) aircraft, increasing the number of seats by 5%, from current 177 to 186 seats. The new configuration to be completed by July 2018 will maintain GOL+Conforto spaces throughout the Company's fleet, which have 34-inch pitch (86.3cm space between seats) and 50% greater seatback recline, as well as GOL Premium class on all international flights.

GOL has a unique fleet of Boeing 737 aircraft, 93 of the 800 NG model and 28 of the 700 model, making the Company Brazil’s leader in cost, punctuality and operational efficiency. A standardized fleet is fundamental to operate the low cost carrier (“LCC”) model, as it allows the optimization of crew and maintenance, besides allowing operational flexibility and high utilization of the aircraft. Currently, GOL is the main customer of the 737 family in Latin America and one of the five largest in the world.

According to Celso Ferrer, GOL’s vice president of planning, “this new configuration will allow us to remain leaders of comfort in the Brazilian domestic market, reinforcing our commitment to customer satisfaction”. GOL is the airline with the largest number of seats in category "A" in the market, according to the ANAC classification standard. With this reconfiguration, GOL's 737-800 NG will reduce operating costs and will have the same cost per seat compared to the A320neo model, considering the current average stage-length of most domestic and South American routes.

“The Boeing 737 MAX-8, equipped with state-of-the-art technologies, delivers even better operating performance compared to the A320neo, with a significant 8% less cost per seat”, adds Celso Ferrer. GOL has an order for 120 737 MAX-8 aircraft for delivery up to 2028, with 25 of them between 2018 and 2020. The Company has flexibility in its fleet plan and will increase the number of deliveries in this period, further reducing its operational costs. “GOL is a key and valued partner, we are committed to its success as they transition to the 737 MAX, which will provide them most efficient and comfortable aircraft in its class" said Van Rex Gallard, vice president of Boeing.

GOL’s new 737 MAX-8s aircraft, which begin to arrive in the second half of 2018, also will be configured with 186 seats and GOL+Conforto spaces, as well as GOL Premium class on all international flights. The 737 MAX-8 aircraft have flight autonomy of up to 6,500 km (compared to 5,500 km of the 737-800 NG) which gives the opportunity to offer non-stop flights from Brazil to Miami, Ft. Lauderdale, Orlando and Cancun, very popular destinations for Brazilians.

GOL's customers will continue to enjoy the comfort of Sky Interior cabin configuration, with LED lighting system, eco-leather armchairs and new luggage bins, known as “Space bins”, with a 50% greater storage capacity (largest in its category). In addition, the aircraft will be equipped with Wi-Fi antennas, allowing GOL customers to access the internet and a complete on-board entertainment platform during flights. “With customer comfort and value as one of its main priorities, GOL continues to innovate and be a leader in customer satisfaction and low cost operations” said Van Rex Gallard.

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GOL Announces Configuration of Boeing 737 MAX-8, Combining Operating Cost Reductions and Improved Customer Experience

All of these changes increase seat availability improve productivity and reduce GOL's operating costs and, together with the arrival of the 737 MAX-8, mark the resumption of growth and modernization of the Company's fleet. “These movements demonstrate the commitment and determination to achieve our purpose: to be a global reference in providing the best passenger air travel service at the lowest cost”, concludes Celso Ferrer.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

Brazil's largest air transportation and travel services group with three main businesses: passenger transportation, cargo transportation and coalition loyalty program. GOL is Brazil’s largest airline, carrying 32mm p.a. on more than 700 daily flights to 63 destinations in Brazil and 11 destinations in South America and the Caribbean on a fleet of over 120 Boeing 737 aircraft, with a further 120 Boeing 737s on order. GOLLOG is a leading cargo transportation and logistics business serving more than 3,000 Brazilian municipalities and, through partners, 90 international destinations in 47 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 11 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GOL has a team of more than 14,000 highly skilled aviation professionals delivering Brazil’s top on-time performance, and an industry leading 16 year safety record.  GOL’s shares are traded on the NYSE (GOL) and the BM&FBOVESPA (GOLL4).

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice. The Company's non-financial information was not reviewed by the independent auditors.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.